FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Consolidated income statement

Five-year summary consolidated income statement

	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Net interest income ..........................................................	35,539	37,672	40,662	39,441	40,730
Net fee income .................................................................	16,434	16,430	17,160	17,355	17,664
Net trading income ...........................................................	8,690	7,091	6,506	7,210	9,863
Net income/(expense) from financial instruments designated at fair value .................................................	768	(2,226)	3,439	1,220	(3,531)
Gains less losses from financial investments ......................	2,012	1,189	907	968	520
Dividend income ...............................................................	322	221	149	112	126
Net earned insurance premiums .........................................	11,940	13,044	12,872	11,146	10,471
Gains on disposal of US branch network, US cards business and Ping An ......................................	-	7,024	-	-	-
Other operating income ....................................................	2,632	2,100	1,766	2,562	2,788

Total operating income.................................................	78,337	82,545	83,461	80,014	78,631

Net insurance claims incurred and movement in liabilities to olicyholders ................................................................	(13,692)	(14,215)	(11,181)	(11,767)	(12,450)

Net operating income before loan impairment charges and other credit risk provisions ..............................	64,645	68,330	72,280	68,247	66,181

Loan impairment charges and other credit risk provisions	(5,849)	(8,311)	(12,127)	(14,039)	(26,488)

Net operating income ...................................................	58,796	60,019	60,153	54,208	39,693

Total operating expenses ..................................................	(38,556)	(42,927)	(41,545)	(37,688)	(34,395)

Operating profit ............................................................	20,240	17,092	18,608	16,520	5,298

Share of profit in associates and joint ventures .................	2,325	3,557	3,264	2,517	1,781

Profit before tax............................................................	22,565	20,649	21,872	19,037	7,079

Tax expense .....................................................................	(4,765)	(5,315)	(3,928)	(4,846)	(385)

Profit for the year.........................................................	17,800	15,334	17,944	14,191	6,694

Profit attributable to shareholders of the parent company	16,204	14,027	16,797	13,159	5,834
Profit attributable to non-controlling interests .................	1,596	1,307	1,147	1,032	860

Five-year financial information
	US$	US$	US$	US$	US$

Basic earnings per share8 ...................................................	0.84	0.74	0.92	0.73	0.34
Diluted earnings per share8 ................................................	0.84	0.74	0.91	0.72	0.34
Dividends per ordinary share9 ...........................................	0.48	0.41	0.39	0.34	0.34

	%	%	%	%	%
...
Dividend payout ratio10 ....................................................	57.1	55.4	42.4	46.6	100.0
Post-tax return on average total assets .............................	0.7	0.6	0.6	0.6	0.3
Return on average ordinary shareholders' equity ...............	9.2	8.4	10.9	9.5	5.1

Average foreign exchange translation rates to US$:
US$1: £ ............................................................................	0.639	0.631	0.624	0.648	0.641
US$1: € ............................................................................	0.753	0.778	0.719	0.755	0.719
For footnotes, see page 132.
Unless stated otherwise, all tables in the Annual Report and Accounts 2013 are presented on a reported basis.

For a summary of our financial performance in 2013, see page 16.

Notable revenue items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net gain on completion of Ping An disposal11 .............................................	-	-	553	-	-	-	553

2012
Ping An contingent forward sale contract11	-	-	(553)	-	-	-	(553)
Notable revenue items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net gain on completion of Ping An disposal11 .................................................................	-	-	-	-	553	553

2012
Ping An contingent forward sale contract11 .	-	-	-	-	(553)	(553)
For footnote, see page 132.

Notable cost items by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Restructuring and other related costs ........	217	6	81	3	100	76	483
UK customer redress programmes ............	1,235	-	-	-	-	-	1,235

2012
Restructuring and other related costs ........	299	31	131	27	221	167	876
UK customer redress programmes ............	2,338	-	-	-	-	-	2,338
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .................................	375	-	-	-	1,546	-	1,921

2011
Restructuring and other related costs ........	404	68	45	31	236	338	1,122
UK customer redress programmes ............	898	-	-	-	-	-	898
Notable cost items by global business

	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
2013
Restructuring and other related costs ...........	165	32	15	74	197	483
UK customer redress programmes ................	953	148	134	-	-	1,235

2012
Restructuring and other related costs ...........	266	62	63	58	427	876
UK customer redress programmes ................	1,751	258	331	(2)	-	2,338
Fines and penalties for inadequate compliance with anti-money laundering and sanction laws .........................................................	-	-	-	-	1,921	1,921

2011
Restructuring and other related costs ...........	405	122	158	38	399	1,122
UK customer redress programmes ................	875	23	-	-	-	898

Group performance by income and expense item

Net interest income

	2013	2012	2011
	US$m	US$m	US$m

Interest income ............................................................................................	51,192	56,702	63,005
Interest expense ...........................................................................................	(15,653)	(19,030)	(22,343)

Net interest income12 ...................................................................................	35,539	37,672	40,662

Average interest-earning assets .....................................................................	1,669,368	1,625,068	1,622,658

Gross interest yield13 ....................................................................................	3.07%	3.49%	3.88%
Less: cost of funds ........................................................................................	(1.10%)	(1.36%)	(1.56%)
Net interest spread14 .....................................................................................	1.97%	2.13%	2.32%
Net interest margin15 ....................................................................................	2.13%	2.32%	2.51%
Summary of interest income by type of asset

	2013			2012			2011
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
Short-term funds and loans and advances to banks ............................	301,267	3,655	1.21	275,979	4,307	1.56	261,749	5,860	2.24
Loans and advances to customers .........	946,756	38,720	4.09	934,656	41,043	4.39	945,288	45,250	4.79
Financial investments ..........................	393,309	8,002	2.03	387,329	9,078	2.34	384,059	10,229	2.66
Other interest-earning assets ................	28,036	815	2.91	27,104	2,274	8.39	31,562	1,666	5.28

Total interest-earning assets ................	1,669,368	51,192	3.07	1,625,068	56,702	3.49	1,622,658	63,005	3.88
Trading assets and financial assets designated at fair value16,17 ...............	354,817	5,763	1.62	368,406	6,931	1.88	410,038	8,671	2.11
Impairment provisions ........................	(15,954)			(17,421)			(18,738)
Non-interest-earning assets ..................	683,785			730,901			752,965

Total assets and interest income ..........	2,692,016	56,955	2.12	2,706,954	63,633	2.35	2,766,923	71,676	2.59
Summary of interest expense by type of liability and equity

	2013			2012			2011
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	US$m	US$m	%	US$m	US$m	%	US$m	US$m	%

Deposits by banks18 .............................	86,882	691	0.80	92,803	1,160	1.25	106,099	1,591	1.50
Financial liabilities designated at fair value - own debt issued19 ..................	72,333	967	1.34	75,016	1,325	1.77	73,635	1,313	1.78
Customer accounts20 ............................	1,104,644	9,063	0.82	1,052,812	10,878	1.03	1,058,326	13,456	1.27
Debt securities in issue .........................	150,976	4,182	2.77	161,348	4,755	2.95	181,482	5,260	2.90
Other interest-bearing liabilities ...........	11,345	750	6.61	19,275	912	4.73	14,024	723	5.16

Total interest-bearing liabilities ...........	1,426,180	15,653	1.10	1,401,254	19,030	1.36	1,433,566	22,343	1.56
Trading liabilities and financial liabilities designated at fair value (excluding own debt issued) ...............................	301,353	3,027	1.00	318,883	3,445	1.08	355,345	4,564	1.28
Non-interest bearing current accounts ..	184,370			177,085			162,369
Total equity and other non-interest bearing liabilities ....................................	780,113			809,732			815,643

Total equity and liabilities ....................	2,692,016	18,680	0.69	2,706,954	22,475	0.83	2,766,923	26,907	0.97

For footnotes, see page 132.

The commentary in the following sections is on a constant currency basis unless stated otherwise.

Reported net interest income of US$35.5bn decreased by 6% compared with 2012 and on a constant currency basis, net interest income fell by US$1.5bn. Both net interest spread and margin also fell, reflecting lower yields on customer lending following the disposal in 2012 of the CRS business in the US, which was higher yielding relative to the average yield of our portfolio, and lower yields on our surplus liquidity. These factors were partially offset by a lower cost of funds, principally on customer accounts and debt issued by the Group.

On an underlying basis, which excludes the net interest income earned by the businesses sold during 2013 (see page 50) from both years (2013: US$273m; 2012: US$2.0bn) and currency translation movements of US$682m, net interest income increased by 1%. This reflected balance sheet growth in Hong Kong and Europe, partly offset by lower net interest income earned in North America as a result of the run-off and disposal of CML portfolios in the US and the consumer finance business in Canada.

Interest income

On a constant currency basis, interest income fell. This was driven by lower interest income from customer lending, including loans classified within 'Assets held for sale', as a consequence of the disposal of the CRS business in the US in 2012 and the CML non-real estate loan portfolio and select tranches of CML first lien mortgages in the US in 2013. In addition, average yields on customer lending in Latin America fell, notably in Brazil, following lower average interest rates; re-pricing in line with local competition; a change in the composition of the lending portfolios as we focused on growing secured, lower yielding, lending balances for corporate and Premier customers. Interest income earned in Panama, where we disposed of the business, also fell. By contrast interest income on customer lending in Hong Kong and Rest of Asia-Pacific rose, driven by growth in residential mortgage balances in RBWM and term and trade-related and commercial real estate and other property-related lending in CMB. This increase in interest income was partially offset by compressed yields on trade lending and lower yields as interest rates declined in a number of countries across the region.

Interest income in Balance Sheet Management also decreased. Yields on financial investments and cash placed with banks and central banks declined as the proceeds from maturities and sales of available-for-sale debt securities were invested at prevailing rates, which were lower. This was partly offset by growth in customer deposits leading to an overall increase in the size of the Balance Sheet Management portfolio.

Interest expense

Interest expense fell in the year, though to a lesser extent than interest income, driven by a lower cost of funds relating to customer accounts. The reduction in interest rates paid to customers in Europe, Hong Kong and Rest of Asia-Pacific more than offset the effect of the growth in the average balances of customer accounts. There was also a decline in the interest expense on customer accounts in Latin America, principally in Brazil, reflecting the managed reduction in term deposits as we continued to change the funding base, substituting wholesale customer deposits for medium-term loan notes, together with a lower average base interest rate. The disposal of the business in Panama also reduced interest expense.

Interest expense on debt issued by the Group decreased too. In North America, as a result of the business disposals and the run-off of the CML portfolio, our funding requirements declined and led to a fall in average outstanding balances. In Europe, average outstanding balances fell as a result of net redemptions. Additionally, the effective rate of interest declined as new issuances were at lower prevailing rates.

Repos and reverse repos

During the final quarter, GB&M changed the way it manages reverse repurchase ('reverse repo') and repurchase ('repo') activities. For full details, see page 68. This had the effect of reducing the net interest margin as average interest earning assets and interest bearing liabilities increased significantly. These reverse repo and repo agreements have a lower gross yield and cost of funds, respectively, when compared with the remainder of our portfolio.

'Net interest income' includes the expense of internally funded trading assets, while related revenue is reported in 'Net trading income'. The internal cost of funding these assets declined, reflecting a decrease in the average trading asset balances in most regions and reductions in our average cost of funds in these regions. In reporting our global business results, this cost is included within 'Net trading income'
.

Net fee income

	2013 US$m	2012 US$m	2011 US$m

Account services ..........................................................................................	3,581	3,563	3,670
Funds under management ..............................................................................	2,673	2,561	2,753
Cards ............................................................................................................	2,455	3,030	3,955
Credit facilities .............................................................................................	1,907	1,761	1,749
Broking income ............................................................................................	1,388	1,350	1,711
Imports/exports ...........................................................................................	1,157	1,196	1,103
Unit trusts ....................................................................................................	891	739	657
Underwriting ................................................................................................	866	739	578
Remittances .................................................................................................	849	819	770
Global custody ..............................................................................................	698	737	751
Insurance ......................................................................................................	551	696	1,052
Other ...........................................................................................................	2,957	2,958	2,748

Fee income ...................................................................................................	19,973	20,149	21,497

Less: fee expense ..........................................................................................	(3,539)	(3,719)	(4,337)

Net fee income .............................................................................................	16,434	16,430	17,160

Net fee income was broadly unchanged on a reported basis and increased by US$207m on a constant currency basis.

Fees from unit trusts grew, primarily in Hong Kong, as we captured improved market sentiment and strong customer demand. Fees from funds under management increased, primarily in Europe and Hong Kong, reflecting improved market conditions. Fee income from credit facilities rose, mainly in Europe in CMB.

Underwriting fees rose, notably in Europe and Hong Kong, as client demand for equity and debt capital financing increased and the collaboration between CMB and GB&M strengthened.

These factors were partly offset by the sale of the CRS business in North America, which led to a reduction in cards and insurance fee income and fee expenses. Fee income related to the sale fell following the expiry of the majority of the transition service agreements entered into during 2012. This is reported in other fee income while associated costs are reported in 'Operating expenses'.

Net trading income

	2013 US$m	2012 US$m	2011 US$m

Trading activities .........................................................................................	6,921	5,249	4,873
Ping An contingent forward sale contract11 ..................................................	(682)	(553)	-
Net interest income on trading activities ......................................................	2,047	2,683	3,223
Loss on termination of hedges ......................................................................	(194)	-	-
Other trading income - hedge ineffectiveness:
- on cash flow hedges ..............................................................................	22	35	26
- on fair value hedges ..............................................................................	65	(27)	(224)
Non-qualifying hedges21 ................................................................................	511	(296)	(1,392)

Net trading income22....................................................................................	8,690	7,091	6,506
For footnotes, see page 132.

Reported net trading income of US$8.7bn was US$1.6bn higher than in 2012. On a constant currency basis, income increased by US$1.8bn, notably in Europe. Net income from trading activities primarily arose from our Markets business within GB&M, which recorded a resilient performance during 2013.

The rise in net income from trading activities was due in part to lower adverse foreign exchange movements on assets held as economic hedges of foreign currency debt designated at fair value. These adverse movements offset favourable foreign exchange movements on the foreign currency debt which are reported in 'Net expense from financial instruments designated at fair value'. In addition, we made foreign exchange gains of US$442m on sterling debt issued by HSBC Holdings. We also recorded a favourable debit valuation adjustment ('DVA') of US$105m on derivative contracts, compared with a net reported charge of US$385m in 2012, as a result of a change in estimation methodology in respect of credit valuation adjustments ('CVA's) of US$903m and a DVA of US$518m, to reflect evolving market practices
.

Net income from trading activities in Markets also rose. Trading revenue in Credit grew driven by revaluation gains from price appreciation on assets in the legacy portfolio together with increased customer activity. Foreign Exchange revenue rose as a result of increased client demand for hedging solutions, in part from increased collaboration, although this was partly offset by margin compression and reduced market volatility in the second half of 2013. Equities revenue also grew, from higher client flows and increased revaluation gains in Europe, together with minimal fair value movements on own credit spreads on structured liabilities, compared with adverse fair value movements in 2012.

Rates trading income in 2012 included a charge following a change in the CVA methodology, as noted above. In 2013, we won new client mandates and reported smaller adverse fair value movements on our credit spreads on structured liabilities. These factors were broadly offset by reduced revenue as in 2012 we benefited from a significant tightening of spreads on eurozone bonds following the ECB's liquidity intervention. Revenue in 2013 was also affected by uncertainty regarding the tapering of quantitative easing in the US.

During 2013, we reported adverse fair value movements of US$682m compared with US$553m in 2012 on the contingent forward sale contract relating to Ping An in Rest of Asia-Pacific (see Note 25 on the Financial Statements).

Net interest income from trading activities also declined. This was driven by lower yields on debt securities in part reflecting the downward movement in interest rates.

In addition, net trading income was adversely affected by losses of US$194m relating to the termination of qualifying accounting hedges, mainly in HSBC Finance Corporation ('HSBC Finance') of US$199m, as a result of anticipated changes in funding.

In 2013, there were favourable movements on non-qualifying hedges compared with adverse movements in 2012. In North America, we reported favourable fair value movements on non-qualifying hedges as US long-term interest rates increased, compared with adverse fair value movements in 2012. There were also favourable fair value movements on non-qualifying hedges in Europe, compared with adverse movements in 2012.

Net income/(expense) from financial instruments designated at fair value

	2013 US$m	2012 US$m	2011 US$m
Net income/(expense) arising from:
- financial assets held to meet liabilities under insurance and investment contracts ..........................................................................	3,170	2,980	(933)
- liabilities to customers under investment contracts ................................	(1,237)	(996)	231
- HSBC's long-term debt issued and related derivatives ............................	(1,228)	(4,327)	4,161
Change in own credit spread on long-term debt .................................	(1,246)	(5,215)	3,933
Other changes in fair value23.............................................................	18	888	228

- other instruments designated at fair value and related derivatives ..........	63	117	(20)

Net income/(expense) from financial instruments designated at fair value ....	768	(2,226)	3,439
For footnote, see page 132.

Assets and liabilities from which net income/(expense) from financial instruments designated at fair value arose

	2013 US$m	2012 US$m	2011 US$m

Financial assets designated at fair value at 31 December ...............................	38,430	33,582	30,856
Financial liabilities designated at fair value at 31 December ..........................	89,084	87,720	85,724

Including:
Financial assets held to meet liabilities under:
- insurance contracts and investment contracts with DPF24 .....................	10,717	8,376	7,221
- unit-linked insurance and other insurance and investment contracts ......	25,423	23,655	20,033
Long-term debt issues designated at fair value ...............................................	75,278	74,768	73,808
For footnote, see page 132.

The accounting policies for the designation of financial instruments at fair value and the treatment of the associated income and expenses are described in Notes 2i and 2b on the Financial Statements, respectively.

The majority of the financial liabilities designated
at fair value are fixed-rate long-term debt issues, the interest rate profile of which has been changed to floating through swaps as part of a documented interest rate management strategy. The movement in fair value of these long-term debt issues and the related hedges includes the effect of our credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the changes in the credit spread on our debt and ineffectiveness, which are recognised in the income statement, can be volatile from year to year, but do not alter the cash flows expected as part of the documented interest rate management strategy. As a consequence, fair value movements arising from changes in our own credit spread on long-term debt and other fair value movements on the debt and related derivatives are not regarded internally as part of managed performance and are therefore not allocated to global businesses, but are reported in 'Other'. Credit spread movements on own debt designated at fair value are excluded from underlying results, and related fair value movements are not included in the calculation of regulatory capital.

We reported net income from financial instruments designated at fair value of US$768m in 2013 compared with a net expense of US$2.2bn in 2012. This included credit spread-related movements in the fair value of our own long-term debt, on which we experienced adverse fair value movements of US$1.2bn in 2013 compared with

US$5.2bn in 2012. Adverse fair value movements were less extensive in 2013 than in 2012 as HSBC spreads tightened significantly in Europe and North America, having widened during 2011.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts increased reflecting higher net investment returns in 2013 than in 2012. These returns reflected favourable equity market movements in the UK and France, partly offset by weaker equity market performance and falling bond prices in Hong Kong and lower net income on the bond portfolio in Brazil.

Investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is also recorded under 'Net income/(expense) from financial instruments designated at fair value'. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with discretionary participation features ('DPF'), where the corresponding movement in liabilities to customers is recorded under 'Net insurance claims incurred and movement in liabilities to policyholders'.

Other changes in fair value reflected lower favourable foreign exchange movements in 2013 than in 2012 on foreign currency debt designated at fair value and issued as part of our overall funding strategy (offset from assets held as economic hedges in 'Net trading income'), and higher adverse movements due to hedging ineffectiveness in 2013.

Gains less losses from financial investments

	2013 US$m	2012 US$m	2011 US$m
Net gains/(losses) from disposal of:
- debt securities .......................................................................................	491	781	712
- Ping An equity securities classified as available-for-sale11 ......................	1,235	-	-
- other equity securities ...........................................................................	462	823	360
- other financial investments ..................................................................	(1)	5	12

	2,187	1,609	1,084
Impairment of available-for-sale equity securities .........................................	(175)	(420)	(177)

Gains less losses from financial investments .................................................	2,012	1,189	907
For footnote, see page 132.

Gains less losses from financial investments rose by US$823m on a reported basis and by US$840m on a constant currency basis.

This was driven by a significant increase in net gains from the disposal of available-for-sale equity securities in Rest of Asia-Pacific following the completion of the sale of our remaining shareholding in Ping An and an increase in disposal gains in Principal Investments. These increases were partly offset by the non-recurrence of gains in Hong Kong from the sale of our shares in four Indian banks in 2012.

The year on year decline in impairments on available-for-sale equity securities also contributed to the rise in gains less losses from financial investments. This was driven by a reduction in write downs in our Principal Investments business.

Net gains on the disposal of debt securities fell as 2012 included significant gains on the sale of available-for-sale government debt securities, notably in Europe, arising from structural interest rate risk management of the balance sheet.

Net earned insurance premiums

	2013 US$m	2012 US$m	2011 US$m

Gross insurance premium income ..................................................................	12,398	13,602	13,338
Reinsurance premiums ..................................................................................	(458)	(558)	(466)

Net earned insurance premiums ....................................................................	11,940	13,044	12,872

Net earned insurance premiums decreased by US$1.1bn on a reported basis, and by US$1.0bn on constant currency basis.

The reduction was primarily due to lower net earned premiums in Europe, Latin America and North America, partly offset by an increase in Hong Kong.

In Europe, net earned premiums decreased, mainly as a result of lower sales of investment contracts with DPF in France. In addition, 2012 benefited from a number of large sales through independent financial adviser channels which are now in run off.

In Latin America, net earned premiums decreased in Brazil due to lower sales of unit-linked pension products, primarily as a result of changes to the distribution channel. In addition, the sale of the non-life business in Argentina in 2012 contributed to the decrease.

The reduction in net earned premiums in North America was due to the sale of our insurance manufacturing business in the first half of 2013.

In Hong Kong, premium income increased as a result of higher renewal premiums for insurance contracts with DPF and unit-linked insurance contracts, partly offset by lower sales of new business in 2013 and the disposal of the non-life business during 2012.

Gains on disposal of US branch network, US cards business and Ping An

	2013 US$m	2012 US$m	2011 US$m

Gains on disposal of US branch network .......................................................	-	864	-
Gains on disposal of US cards business ...........................................................	-	3,148	-
Gains on disposal of Ping An11 .....................................................................	-	3,012	-

	-	7,024	-
For footnote, see page 132.

In 2012, we made significant progress in exiting non-strategic markets and disposing of businesses and investments not aligned with the Group's long-term strategy. These included three major disposals:

- In May 2012, HSBC USA Inc., HSBC Finance and HSBC Technology and Services (USA) Inc. sold their US Card and Retail Services business, realising a gain on sale of US$3.1bn.

-  In May 2012, HSBC Bank USA, N.A. ('HSBC Bank USA') sold 138 out of 195 branches, primarily in upstate New York, realising a gain of US$661m. In August 2012, it sold the remaining 57 branches to the same purchaser, realising a gain of US$203m.

-  In December 2012, HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation agreed to sell their entire shareholdings in Ping An, representing 15.57% of the issued share capital of Ping An, in two tranches. The first tranche was completed on 7 December 2012, at which point we ceased to account for Ping An as an associate and recognised a gain on disposal of US$3.0bn. The remaining shareholding in respect of the second tranche was recognised as a financial investment.

The fixing of the sale price in respect of the second tranche gave rise to a contingent forward sale contract, for which there was an adverse fair value movement of US$553m recorded in 'Net trading income' in 2012. The disposal of our investment in Ping An was completed in 2013. We realised a gain of US$1.2bn, which was recorded in 'Gains less losses from financial investments'. This was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract recorded in 'Net trading income', leading to a net gain in the year of US$553m.

Other operating income

	2013 US$m	2012 US$m	2011 US$m

Rent received ...............................................................................................	155	210	217
Gains/(losses) recognised on assets held for sale ............................................	(729)	485	55
Gains on investment properties ....................................................................	113	72	118
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments ........................................................................	178	187	57
Gains arising from dilution of interest in Industrial Bank and other associates and joint ventures......................................................................................	1,051	-	208
Gain on disposal of HSBC Bank (Panama) S.A. .............................................	1,107	-	-
Change in present value of in-force long-term insurance business .................	525	737	726
Other ...........................................................................................................	232	409	385

Other operating income ...............................................................................	2,632	2,100	1,766
Change in present value of in-force long-term insurance business

	2013 US$m	2012 US$m	2011 US$m

Value of new business ....................................................................................	924	1,027	943
Expected return ............................................................................................	(505)	(420)	(428)
Assumption changes and experience variances ..............................................	88	69	(30)
Other adjustments ........................................................................................	18	61	241

Change in present value of in-force long-term insurance business .................	525	737	726

Other operating income of US$2.6bn increased by US$532m in 2013 on a reported basis and by US$727m on a constant currency basis.

Reported other operating income included net gains on the disposals and the reclassifications listed on page 49 of US$2.2bn in 2013, principally relating to an accounting gain arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties and a gain on the disposal of our operations in Panama, compared with net gains of US$736m in 2012.

On an underlying basis, which excludes the net gains above, the results of disposed of operations and the effects of foreign currency translation, other operating income decreased. This was driven by losses totalling US$424m on the sales of our CML non-real estate personal loan portfolio and several tranches of real estate secured loans, and a loss of US$279m following the write-off of goodwill relating to our GPB business in Monaco. In addition, we recognised a loss of US$146m on the sale of the HFC Bank UK secured loan portfolio in RBWM in Europe. These factors were partly offset by higher disposal and revaluation gains on investment properties in Hong Kong.

There were lower favourable movements on the present value of the in-force ('PVIF') long-term insurance business asset compared with 2012. This was largely due to lower values of new business in Europe, Hong Kong and Rest of Asia-Pacific, reflecting lower sales. Additionally, expected returns increased due to the growth of the opening PVIF asset year on year, particularly in Hong Kong and Brazil.

These factors were partly offset by higher favourable assumption changes in Hong Kong, which exceeded the adverse experience and assumption changes in Latin America. The lower other PVIF movements in 2013 compared with 2012 were driven by Latin America, notably the favourable effect of the recognition of a PVIF asset in Brazil in 2012 which did not recur.

Net insurance claims incurred and movement in liabilities to policyholders

	2013 US$m	2012 US$m	2011 US$m
Insurance claims incurred and movement in liabilities to policyholders:
- gross .....................................................................................................	13,948	14,529	11,631
- reinsurers' share ....................................................................................	(256)	(314)	(450)

- net25 .....................................................................................................	13,692	14,215	11,181
For footnote, see page 132.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 4% on a reported basis, and by 3% on a constant currency basis.

The reduction largely reflected the decrease in premiums, notably in Latin America, North America and France, and included the effect of business disposals described under 'Net earned insurance premiums'.

This reduction was partly offset by increases in reserves attributable to increased renewal premiums in Hong Kong and higher investment returns on the assets held to support policyholder contracts where the policyholder bears investment risk. These returns reflected favourable equity market movements in the UK and France, partly offset by weaker equity market performance and falling bond prices in Hong Kong and lower net income on the bond portfolio in Brazil.

The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in 'Net income from financial instruments designated at fair value'.

Loan impairment charges and other credit risk provisions

	2013 US$m	2012 US$m	2011 US$m
Loan impairment charges
New allowances net of allowance releases ..................................................	7,344	9,306	12,931
Recoveries of amounts previously written off ...........................................	(1,296)	(1,146)	(1,426)

	6,048	8,160	11,505

Individually assessed allowances ....................................................................	2,320	2,139	1,915
Collectively assessed allowances ...................................................................	3,728	6,021	9,590

Impairment/(releases of impairment allowances) on available-for-sale debt securities ...........................................................................................	(211)	99	631
Other credit risk provisions/(recoveries) .......................................................	12	52	(9)

Loan impairment charges and other credit risk provisions ............................	5,849	8,311	12,127

	%	%	%
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers ..........................................	0.6	0.9	1.2

On a reported basis, loan impairment charges and other credit risk provisions ('LICs') were US$2.5bn lower than in 2012, decreasing in the majority of regions, most notably in North America, Europe and the Middle East and North Africa. Underlying LICs declined by US$1.9bn to US$5.8bn.

The percentage of impairment charges to average gross loans and advances reduced to 0.6% at 31 December 2013 from 0.9% at 31 December 2012.

On a constant currency basis, LICs fell by US$2.3bn, a reduction of 28%. Collectively assessed charges decreased by US$2.1bn while individually assessed impairment charges increased by US$198m. Credit risk provisions on available-for-sale debt securities reflected net releases of US$211m in 2013 compared with charges in 2012.

The fall in collectively assessed charges largely arose in North America, in part due to improvements in housing market conditions. In addition, the decrease reflected lower lending balances, reduced new impaired loans and lower delinquency levels in the CML portfolio. This was partially offset by increases in Latin America, principally in Mexico due to higher collective impairments in RBWM. In Brazil, improvements in credit quality were broadly offset by higher charges from model changes and assumption revisions for restructured loan portfolios in RBWM and Business Banking in CMB.

The increase in individually assessed loan impairment charges reflected higher levels of impairment in Latin America, particularly on exposures to homebuilders in Mexico and across a number of corporate exposures in Brazil. These were partly offset by releases in the Middle East and North Africa, mainly in GB&M for a small number of customers as a result of an overall improvement in the loan portfolio compared with charges in 2012. In Europe, higher provisions in GB&M were broadly offset by decreases in CMB, mainly in the UK and Greece.

The movement in credit risk provisions on available-for-sale debt securities was largely in GB&M as a result of net releases in Europe compared with charges in 2012, and a credit risk provision on an available-for-sale debt security in 2012 in Rest of Asia-Pacific.

In North America, LICs decreased by US$2.3bn to US$1.2bn, mainly in the US, in part due to improvements in housing market conditions. In addition, the decrease reflected lower lending balances from continued run-off and loan sales, and lower levels of new impaired loans and delinquency in the CML portfolio. US$322m of the decline in loan impairment charges was due to the sale of the CRS business in 2012. These factors were partly offset by an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to writing off real estate loans to twelve months (previously a period of ten months was used). In CMB, loan impairment charges increased by US$77m, reflecting higher collectively assessed charges in the US as a result of increased lending balances in key growth markets and higher individually assessed impairments on a small number of exposures mainly in Canada.

In Europe, LICs decreased by 20% to US$1.5bn. In the UK, GB&M reported net releases of credit risk provisions on available-for-sale asset-backed securities ('ABS's), compared with impairment charges in 2012, offset in part by higher individually assessed provisions. In addition, there were lower loan impairment charges in CMB due to lower collectively and individually assessed provisions, and in RBWM due to lower collectively assessed provisions reflecting recoveries from debt sales. In other countries in Europe, lower individually assessed impairment provisions in Greece were partly offset by increases in Turkey, where there was growth in unsecured lending in RBWM and a rise in Spain, where the challenging economic conditions continued to affect the market.

In the Middle East and North Africa, LICs reflected a net release of US$42m compared with a charge of US$282m in 2012. We recorded provision releases, mainly in GB&M, for a small number of UAE-related exposures, reflecting an overall improvement in the loan portfolio compared with charges in 2012. In addition, loan impairment charges declined, due to lower individually assessed loan impairments in the UAE in CMB, and lower provisions in RBWM on residential mortgages following a repositioning of the book towards higher quality lending and improved property prices.

In Rest of Asia-Pacific, LICs decreased by US$63m as 2012 included a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M. These factors were partly offset by an increase in individually assessed impairments in GB&M and CMB in a number of countries across the region.

In Latin America, LICs increased by US$693m, primarily in Mexico due to specific impairments in CMB relating to homebuilders from a change in the public housing policy, and higher collective impairments in RBWM as a result of increased volumes and higher delinquency in our unsecured lending portfolio. In Brazil, LICs increased due to changes to the impairment model and assumption revisions for restructured loan account portfolios in RBWM and CMB, following a realignment of local practices to Group standard policy. LICs were also adversely affected by higher specific impairments in CMB across a number of corporate exposures. These factors were partly offset by improvements in credit quality in Brazil following the modification of credit strategies in previous years to mitigate rising delinquency rates.

LICs in Hong Kong were US$63m higher due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, although these remained low. This was partly offset by collective provision releases in CMB from lower historical loss rates and individual impairment releases in GB&M.

Operating expenses

	2013	2012	2011
	US$m	US$m	US$m
By expense category
Employee compensation and benefits ...........................................................	19,196	20,491	21,166
Premises and equipment (excluding depreciation and impairment) ................	4,183	4,326	4,503
General and administrative expenses .............................................................	12,882	15,657	12,956

Administrative expenses ...............................................................................	36,261	40,474	38,625
Depreciation and impairment of property, plant and equipment ...................	1,364	1,484	1,570
Amortisation and impairment of intangible assets ........................................	931	969	1,350

Operating expenses ......................................................................................	38,556	42,927	41,545
Staff numbers (full-time equivalents)

	At 31 December
	2013	2012	2011
Geographical regions
Europe .........................................................................................................	68,334	70,061	74,892
Hong Kong ...................................................................................................	28,367	27,742	28,984
Rest of Asia-Pacific ......................................................................................	85,334	85,024	91,051
Middle East and North Africa .......................................................................	8,618	8,765	8,373
North America .............................................................................................	20,871	22,443	30,981
Latin America ..............................................................................................	42,542	46,556	54,035

	254,066	260,591	288,316

Reported operating expenses of US$38.6bn were US$4.4bn or 10% lower than 2012. On an underlying basis, costs fell by 6%.

On a constant currency basis, operating expenses in 2013 were US$3.7bn or 9% lower than in 2012, primarily due to the non-recurrence of a charge for US AML, BSA, and OFAC investigations of US$1.9bn, and a reduction in restructuring and other related costs of US$369m. UK customer redress programmes were also lower than in 2012. These included:

- a charge for additional estimated redress for possible mis-selling in previous years of payment protection insurance ('PPI') policies of US$756m (US$1.7bn in 2012);

- US$261m in respect of interest rate protection products (US$586m in 2012); and

- US$149m in respect of wealth management products.

- The provision for the UK customer redress programmes at 31 December 2013 is US$2.1bn

The business disposals, primarily the disposal of the CRS business and the non-strategic branches in the US in 2012, resulted in a lower cost base in 2013.

Excluding the above, expenses were US$808m higher than in 2012. The UK bank levy charge of US$904m in 2013 increased compared with US$571m in 2012, mainly due to an increase in its rate. In addition, operating expenses in both years included adjustments relating to the prior year charge for the UK bank levy (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment).

Litigation-related expenses increased primarily due to a provision in respect of regulatory investigations in GPB, Madoff related litigation costs in GB&M, and a customer remediation provision connected with our former CRS business.

During 2013:

- we increased our investment in digital and wealth management capabilities in RBWM;

- in CMB we continued our ongoing expansion into the large corporate market in the US; and

- increased investment spend on regulatory requirements particularly through the Global Standards programme.

In addition, other costs rose due to higher operational expenses in part driven by general inflationary pressures including wage inflation across the Group and rental costs in Hong Kong and Rest of Asia-Pacific. Cost growth in the Middle East and North Africa resulted from a customer redress programme in RBWM relating to fees charged on overseas credit card transactions, the acquisition of the Lloyds business in the UAE in 2012 and the merger with Oman International Bank S.A.O.G. ('OIB'). Operating expenses also increased in Hong Kong and North America as a result of changes to the recognition of pension costs.

These cost increases were in part offset by further sustainable cost savings of US$1.5bn from our ongoing organisational effectiveness programmes. In addition, we recorded an accounting gain of US$430m from changes in delivering ill-health benefits to certain employees in the UK (see Note 7 on the Financial Statements).

The number of employees expressed in full-time equivalent numbers ('FTE's) at the end of 2013 was 3% lower than at the end of 2012 due to sustainable cost savings initiatives and business disposals. Average staff numbers fell by 6% compared with 2012.

Cost efficiency ratios26

	2013%	2012%	2011%

HSBC .........................................................................................................	59.6	62.8	57.5

Geographical regions
Europe .........................................................................................................	84.0	108.4	70.4
Hong Kong ...................................................................................................	38.2	39.0	44.5
Rest of Asia-Pacific ......................................................................................	47.1	42.7	54.2
Middle East and North Africa .......................................................................	51.5	48.0	44.5
North America .............................................................................................	72.9	60.8	55.7
Latin America ..............................................................................................	56.1	58.7	63.3

Global businesses
Retail Banking and Wealth Management ......................................................	64.5	58.4	63.2
Commercial Banking ....................................................................................	43.1	45.9	46.3
Global Banking and Markets .........................................................................	51.9	54.2	57.0
Global Private Banking .................................................................................	91.4	67.6	68.8
For footnote, see page 132.

Share of profit in associates and joint ventures

	2013 US$m	2012 US$m	2011 US$m
Associates
Bank of Communications Co., Limited .....................................................	1,878	1,670	1,370
Ping An Insurance (Group) Company of China, Ltd ..................................	-	763	946
Industrial Bank Co., Limited .....................................................................	-	670	471
The Saudi British Bank .............................................................................	403	346	308
Other ........................................................................................................	5	72	126

Share of profit in associates ..........................................................................	2,286	3,521	3,221
Share of profit in joint ventures ...................................................................	39	36	43

Share of profit in associates and joint ventures .............................................	2,325	3,557	3,264

The share of profit in associates and joint ventures was US$2.3bn, a decrease of 35% compared with 2012 on both a reported and constant currency basis. This was driven by the disposal of Ping An in 2012 and the reclassification in 2013 of Industrial Bank as a financial investment.

The recognition of profits ceased from Ping An following the agreement to sell our shareholding in December 2012, and from Industrial Bank following the issuance of additional share capital to third parties in January 2013, which resulted in our diluted shareholding being classified as a financial investment. In addition, in 2013, we recorded an impairment charge of US$106m on our banking associate in Vietnam.

Our share of profit from BoCom rose as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

At 31 December 2013, we performed an impairment review of our investment in BoCom and concluded that it was not impaired at the year end, based on our value in use calculation (see Note 21 on the Financial Statements for further details). In future years, the value in use will remain relatively stable if the current calculation assumptions remain broadly the same. However, it is expected that the carrying amount will increase in 2014 due to retained profits earned by BoCom. At the point where the carrying amount exceeds the value in use, the carrying amount would be reduced to equal value in use, with a corresponding reduction in income, unless the market value has increased to a level above the carrying amount.

Profits from The Saudi British Bank rose, reflecting strong lending growth and effective cost management.

Tax expense

	2013 US$m	2012 US$m	2011 US$m

Profit before tax ..........................................................................................	22,565	20,649	21,872
Tax expense .................................................................................................	(4,765)	(5,315)	(3,928)

Profit after tax .............................................................................................	17,800	15,334	17,944

Effective tax rate .........................................................................................	21.1%	25.7%	18.0%

The effective tax rate for 2013 of 21.1% was lower than the UK corporation tax rate of 23.25%.

The lower effective tax rate reflected the geographical distribution of our profit, the non-taxable gain on profits resulting from the reclassification of our holding in Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An.

The tax expense decreased by US$0.6bn to US$4.8bn despite a US$2.0bn increase in accounting profit before tax, due to the combination of benefits noted above and because the 2012 tax expense included the non-tax deductible effect of fines and penalties paid as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanction laws.

In 2013, the tax borne and paid by the Group to the relevant tax authorities, including tax on profits, bank levy and employer-related taxes, was US$8.6bn (2012: US$9.3bn). The amount differs from the tax charge reported in the income statement due to indirect taxes such as VAT and the bank levy included in pre-tax profit, and the timing of payments.

We also play a major role as tax collector for governments in the jurisdictions in which we operate. Such taxes include employee-related taxes and taxes withheld from payments to deposit holders. In 2013, we collected US$8.8bn (2012: US$8.5bn).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014